

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Harel Gadot
Chairman, President and Chief Executive Officer
Microbot Medical Inc.
288 Grove Street, Suite 388
Braintree, Massachusetts 02184

> **Re: Microbot Medical Inc.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2023**
> **File No. 333-275634**

Dear Harel Gadot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Stephen E. Fox, Esq.